LPBP INC.

Annual Meeting of Shareholders of LPBP Inc. (“LPBP”)

April 4, 2013

REPORT OF VOTING RESULTS

TOTAL SHARES VOTED:       61.78%
OF ISSUED & OUTSTANDING: 94,467,973

Matters Voted Upon:

Voted by Proxy
General Business	Outcome of Vote	% in Favour

1. The election of directors of LPBP for the following year.	Carried by a show of hands

2. The appointment of Ernst & Young LLP as independent auditors of LPBP for the following year and authorize directors to fix their remuneration	Carried by a show of hands